# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verb Technology Company, Inc., CIK 0001566610
CUSIP: 92337U302
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, LAS VEGAS, Nevada (NV), 89138
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0001493152-19-000706
Filed by CIK 0001623811
Persons authorized to receive notices and communications: Rory J. Cutaia, 3024 Sierra Juniper Court, Las Vegas, Nevada (NV), 89138, (855) 250-2300

## Reporting persons
- Rory J. Cutaia (CIK 0001623811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 202,210; shared voting power 0; sole dispositive power 202,210; shared dispositive power 0; aggregate amount beneficially owned 202,210 (12.8% of the class)
  Comment: The number of securities in Rows 7, 9 and 11 represents beneficial ownership of (i) 80,000 awarded restricted stock units, of which all 80,000 have vested, (ii) 60,000 awarded restricted stock units, of which all 60,000 have vested, (iii) 60,000 restricted stock units, of which all 60,000 have vested, (iv) 907 shares of common stock, and (v) 1,303 shares of common stock underlying stock options exercisable within 60 days. Does not include 75,873 restricted stock units, 50,968 restricted stock units and 13 restricted stock units, as none are scheduled to vest within 60 days.
  
  This percentage is calculated based upon 1,577,955 shares of common stock issued and outstanding as of July 11, 2025, and 1,303 shares of common stock issuable upon exercise of the options that are exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Verb Technology Company, Inc.
Address of issuer's principal executive offices: 3024 SIERRA JUNIPER COURT, LAS VEGAS, Nevada (NV), 89138

## Item 2. Identity and Background
Name of person filing: Rory J. Cutaia
Residence or business address: 3024 Sierra Juniper Court, Las Vegas, NV 89138
Present principal occupation or employment: Chairman of the Board, President, Chief Executive Officer, Secretary, Treasurer and Director of the Issuer.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended to add the following:

On October 4, 2019, November 6, 2019, and December 5, 2019, the board of directors of the Issuer granted Restricted Stock Awards to the Reporting Person equal to 1 share of common stock.

In connection with the Issuer's up-listing to The Nasdaq Capital Market, its underwritten public offering, and its acquisition of Verb Direct, LLC, the Reporting Person, as the Company's Chief Executive Officer, earned a restricted stock award ("RSA") equal to $226,740, which was payable in 25 shares of the Company's common stock based on the volume weighted average price ("VWAP") of the common stock for the 30-trading day period prior to December 23, 2019. The RSA shares were subject to a three-year vesting period, with one-fourth of the award vesting on the grant date and on each of the first, second, and third anniversaries thereafter.

On December 23, 2019, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 45 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award was subject to a four-year vesting period, with one quarter vesting on the first, second, third and fourth anniversaries of the date of grant.

On April 16, 2020, the Issuer granted 4 shares of common stock to the Reporting Person pursuant to the Issuer's COVID-19 Full Employment and Cash Preservation Plan approved by Issuer's Board of Directors that provided for, among other things, the reduction in the cash compensation of directors, officers and staff of issuer, including Reporting Person, for a period not to exceed three months.

On July 29, 2020, the board of directors of the Issuer granted a stock award to the Reporting Person equal to 21 shares of common stock representing the stock component of the Reporting Person's bonus.

On July 29, 2020, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 59 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award was subject to a four-year vesting period, with one quarter vesting on the first, second, third and fourth anniversaries of the date of grant. Subsequent to July 29, 2020, 14 shares of these stock awards were cancelled.

On January 4, 2021, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 40 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award was subject to a four-year vesting period, with one quarter vesting on the first, second, third and fourth anniversaries of the date of grant.

On January 10, 2021, the Reporting Person exercised stock options to acquire 41 shares of the common stock of the Issuer for a total exercise price of $9,040.00 per share. 23 of these stock options were awarded to the Reporting Person in 2019 as an annual incentive award for the 2019 calendar year and 18 of these stock options were awarded to the Reporting Person in 2019 in connection with the Issuer's 2019 uplisting to The NASDAQ Capital Market.

On May 19, 2021, the Board of Directors approved the Reporting Person's request to convert $200,000 of notes payable to shares of the Issuer's common stock, thereby reducing the amount of debt on the Issuer's balance sheet. As a result of this conversion, 24 shares were issued to Reporting Person.

On October 29, 2021, the Reporting Person exercised stock options to acquire 3 shares of common stock of the Issuer for a total exercise price of $13,200.00 per share. The Reporting Person used personal funds to purchase the common stock.

On January 10, 2022, the Reporting Person exercised stock options to acquire 42 shares of common stock of the Issuer for a total exercise price of $9,040.00 per share. 24 of these stock options were awarded to the Reporting Person in 2019 as an annual incentive award for the 2019 calendar year, and 18 of these stock options were awarded to the Reporting Person in 2019 in connection with the Issuer's 2019 uplisting to The Nasdaq Capital Market.

On January 20, 2022, the board of directors of the Issuer granted a restricted stock award to the Reporting Person equal to 51 shares of common stock representing the stock component of the Reporting Person's annual compensation. The restricted stock award is subject to a four-year vesting period, with one quarter vesting on the first, second, third, and fourth anniversaries of the grant date.

On May 19, 2022, the Board of Directors approved the Reporting Person's request to convert $100,000 of accrued compensation in order to purchase shares of the Issuer's common stock, thereby reducing the amount of debt on the Issuer's balance sheet. Using the closing price of the Issuer's common stock on May 19, 2022, which was $4,224.00 per share, 24 shares were purchased by Reporting Person as a result of this conversion.

On November 17, 2022, the board of directors of the Issuer granted the Reporting Person stock options to purchase 30 shares of common stock. The stock options fully vested upon grant.

On November 17, 2022, the Reporting Person received 47 restricted stock units. The restricted stock unit awards were granted as consideration for the Reporting Person's agreement to accept a 25% reduction in cash compensation for a period of four months. The restricted stock unit awards were granted pursuant to the 2019 Plan and vest in equal installments on the last day of each month over the four-month period, commencing on December 31, 2022.

On June 21, 2023, 138 shares of common stock were issued to the Reporting Person in consideration of the deferment of a portion of the Reporting Person's cash salary in connection with the Issuer's cash preservation and cost reduction program.

On June 21, 2023, the compensation committee of the Issuer's board of directors adopted the annual recommendation of an independent compensation consulting firm retained to determine compensation for the Issuer's executives and board members, granting a stock option to the Reporting Person equal to 2,546 shares of common stock that are subject to a four year vesting period, with one quarter vesting on the first, second, third, and fourth anniversaries of the date of grant.

On November 7, 2024, the compensation committee of the Issuer's board of directors adopted the annual recommendation of an independent compensation consulting firm retained to determine compensation for the Issuer's executives and board members, granting 50,968 restricted stock units to the Reporting Person that will vest annually in equal parts on the first, second, third and fourth anniversaries of the grant.

On January 7, 2025, the compensation committee of the Issuer's board of directors adopted the annual recommendation of an independent compensation consulting firm retained to determine compensation for the Issuer's executives and board members, granting 75,873 restricted stock units to the Reporting Person as compensation for the fiscal year ending December 31, 2025, that will vest annually in equal parts on the first, second, third and fourth anniversaries of the grant.

On March 10, 2025, the Reporting Person received 60,000 restricted stock units pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

On April 10, 2025, the Reporting Person received 60,000 restricted stock units pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

On July 7, 2025, the Reporting Person received 80,000 restricted stock units pursuant to that certain Corporate Action, Change of Control, and Extraordinary Performance Agreement dated October 31, 2024. The RSUs vested on the grant date.

Other than as disclosed above, all other shares of common stock and options held directly by the Reporting Person have been granted to the Reporting Person in connection with his services to the Issuer as the Issuer's Chief Executive Officer.

## Item 4. Purpose of Transaction
Purpose of transaction: As of the date hereof, the Reporting Person does not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person currently beneficially owns 202,210 shares of common stock (including (i) 80,000 awarded restricted stock units, of which all 80,000 have vested, (ii) 60,000 awarded restricted stock units, of which all 60,000 have vested, (iii) 60,000 restricted stock units, of which all 60,000 have vested, (iv) 907 shares of common stock, and (v) 1,303 shares of common stock underlying stock options exercisable within 60 days), which represents 12.8% of the outstanding shares of common stock of the Issuer. Such percentage is calculated based on 1,577,955 shares of common stock outstanding as of July 11, 2025, and 1,303 shares of common stock issuable upon exercise of the options exercisable within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person currently beneficially owns 202,210 shares of common stock (including (i) 80,000 awarded restricted stock units, of which all 80,000 have vested, (ii) 60,000 awarded restricted stock units, of which all 60,000 have vested, (iii) 60,000 restricted stock units, of which all 60,000 have vested, (iv) 907 shares of common stock, and (v) 1,303 shares of common stock underlying stock options exercisable within 60 days), which represents 12.8% of the outstanding shares of common stock of the Issuer. Such percentage is calculated based on 1,577,955 shares of common stock outstanding as of July 11, 2025, and 1,303 shares of common stock issuable upon exercise of the options exercisable within 60 days.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were effected within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 31, 2024, the Issuer entered into a Corporate Action, Change of Control, and Extraordinary Performance Agreement (the "Agreement") with Rory J. Cutaia, Founder, Chairman and CEO of the Company, (the "Awardee") pursuant to which the Company will issue fully vested restricted stock units ("RSU") subject to certain triggering events (the "Triggering Events"), as described in the Agreement. Each RSU represents the right to be issued one share of common stock (the shares upon vesting, are subject to the restrictions as set forth in the Agreement, under the Company's 2019 Omnibus Incentive Plan, or the RSU award agreement).

The Triggering Events also include partial issuances of RSU's to the Awardee through the achievement of extraordinary performance-based quarterly revenue milestones as determined by the Board (the "Revenue Milestones"), and as measured on specific dates, each a "Measurement Date" defined as December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025, and December 31, 2025, and the Awardee providing continuous services through the achievement of such milestones. Pursuant to the Agreement, each Awardee may be entitled to receive between 40,000 and 80,000 RSU's upon achieving the Revenue Milestones. The achievement of each of the applicable quarterly Revenue Milestones on each Measurement Date will be reasonably determined by the Company's Board of Directors.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Signatures
- Rory J. Cutaia: /s/ Rory J. Cutaia, Rory J. Cutaia (07/14/2025)